April 21, 2006

Via Mail and Fax

Mr. William P. Greubel
Chief Executive Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, Indiana  47905

	RE: 	Wabash National Corporation
		Form 10-K: For the Year Ended December 31, 2005
		File Number: 001-10883

Dear Mr. Greubel:

	We have reviewed the above referenced filing and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filing. Where indicated, we believe you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K: For the Year Ended December 31, 2005

Item 7 - Management`s Discussion and Analysis ..., page 18
Results of Operations, page 20
2005 Compared to 2004, page 21
Gross Profit, page 21

1. Please explain to us and disclose the factors present in 2005 in support of the additional warranty expense accrued therein of $3.1 million for trailers produced prior to 2003 that were not present in 2003 and 2004 and the basis for the timing of the additional accrual.

Liquidity and Capital Resources, page 24
Capital Structure, page 24
Cash Flow, page 25

2. Please explain to us and disclose in detail the factors that impacted the timing of collections of accounts receivable to cause
a 25% increase in days sales outstanding in 2005.   Tell us and
disclose if you have changed any terms associated with your accounts receivable policies and the reason for such that may be related to the increase. Disclose your expectations for this measure for 2006.

Notes to Consolidated Financial Statements, page 37
Note 2. Summary of Significant Accounting Policies, page 37
o. Other Accrued Liabilities, page 41

3. In regard to the additional warranty expense accrued in 2005 of $3.1 million related to trailers produced in prior years as disclosed elsewhere, please present a separate line for such in the warranty accrual reconciliation, in accordance with paragraph 14.b of FIN 45.

4. We note that you doubled the warranty period for DuraPlate trailers in 2005. However, in view of the preceding comment, it does not appear that any additional warranty provision was made for the extended coverage period of DuraPlate trailer panels. Please advise.

Note 16. Consolidated Quarterly Financial Data (Unaudited), page 54

5. Please explain to us why sales were significantly higher for both the second quarter 2005 when compared to the surrounding quarters and the fourth quarter 2005 when compared to the preceding quarter of 2005. We note that inventory levels during 2005 were at significantly increased levels through September 30. In this regard, explain to us the relationship of the pattern of your sales to the level of finished goods inventory throughout 2005. Also, explain to us the relationship between the significant increase in used inventory in the third quarter 2005 to the pattern of sales in the second through fourth quarters of 2005. Provide us with any relevant analyses that support your explanation of the preceding relationships. Tell us if you offered any new, additional and/or increased incentives to motivate sales/reductions in inventory, including any increases in trade allowances given at any time during 2005, along with the details and timing of such incentives. Further, provide us the names of your five largest customers for each quarter of 2005 and 2004, and the amount of sales to each of these customers.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. You may contact Doug
Jones at 202-551-3309 or me at 202-551-3812 with any questions.

	Sincerely,



	Michael Fay
	Accounting Branch Chief

cc: Robert J. Smith, Senior Vice President - Chief Financial Officer